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                                                                    EXHIBIT 99.1

CONTACTS:                     FOR IMMEDIATE RELEASE

Media                         Investors
Robert W. Stewart             Michael S. Kraft
Voice: 703.762.5175           Voice: 703.762.5359
Pager: 888.996.8478           Pager:  800.981.5994


Teligent reports $31 million in 1999 revenue; expands reach to four continents

Vienna, Va., March 6, 2000 - Teligent, a global leader in broadband communications, today reported revenue of $31.3 million for 1999 and $15.5 million for the quarter ending December 31, reflecting the company's first full year of commercial operations.

Year-end 1999 revenue was up more than 3,000 percent from the $1 million in revenue posted for 1998. Fourth quarter 1999 revenue was up 3,140 percent from the $480,000 reported for the fourth quarter of 1998, and up more than 50 percent from the $10.3 million recorded for the third quarter of 1999.

"We had a tremendous year in 1999," said Chairman and Chief Executive Officer Alex J. Mandl. "We grew our revenue, scaled our domestic business and built the foundation for a major international effort. We built strong relationships with a premier group of technology investors, including Liberty Media, Microsoft and Hicks Muse.

"We created the foundation of our own Internet infrastructure. And we're moving to quickly establish a

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significant presence in the world of e-business and Web-based applications.
We're in a great position to meet the challenges of 2000," Mandl said.

During 1999, Teligent established itself as the industry leader in rapidly rolling out high-speed, lower-cost communications services by completing the launch of service in 40 major U.S. markets in 14 months.

Teligent also set the stage for major international expansion, leading to recent announcements of partnerships in Germany, France, Spain, Hong Kong and Argentina. Teligent partnerships already have won spectrum rights in Germany, Hong Kong and Argentina and today are developing local broadband communications networks. Applications for spectrum are pending in France and Spain.

In 1999, Teligent took steps to become a full, facilities-based Internet access and application services provider, initiating the construction of its own Internet access infrastructure. Teligent recently completed a new data center in Washington DC and has nearly finished a second data center in Chicago. Construction of a third center in Northern California is underway. Today, Teligent is carrying Internet traffic from initial "beta" customers through its new ISP facilities in five markets.

These facilities are the foundation of Teligent's rapidly expanding "e-enterprise" platform, which will build on the early success of Teligent's proprietary, interactive business management tool "e?magineSM."

"In 1999, we built our business from a start-up into a major player providing broadband access and services - both data and voice - to more than 15,000 customers throughout the United States. Now we're positioned to quickly build on our domestic platform and export our success from North America to Europe, Asia and South America," said President and Chief Operating Officer Kirby G. Pickle.

For the year ending December 31, 1999, Teligent reported a net loss of $529 million and negative EBITDA of $382 million, compared to a net loss of $281 million and negative EBITDA of $202 million for 1998. The net loss for the fourth quarter was $154 million, compared to a net loss of $105 million in the fourth quarter of 1998.

"These numbers reflect our record-breaking buildout of broadband communications networks in 40 local markets across the United States," said Pickle. "At the beginning of the year, we planned to invest significant time, energy and capital to get our local networks up and running in as many markets as possible - and we've been very successful in achieving that goal."

Teligent reported $262 million in capital expenditures in 1999, up from $183 million in 1998. Capital expenditures for the fourth quarter were $124 million, up from $72 million in the fourth quarter of 1998. As of December 31, the company reported fixed assets of $459 million and cash and short-term investments of $557 million.

During the fourth quarter, Teligent secured new capital totaling $500 million from an investor group led by Microsoft Corporation and private equity firm Hicks, Muse, Tate & Furst Incorporated. Other investors were Chase Capital Partners, DB Capital Partners and Olympus Partners.

"Teligent ended the year in a very strong cash position," said Acting Chief Financial Officer Cindy L. Tallent. "The $500 million investment by the group led by Microsoft and Hicks Muse affords us significant additional liquidity as we continue to deploy our local broadband networks. We enter the year 2000 with more than $1 billion in available cash and bank facilities."

As of December 31, 1999, Teligent's customer base had grown to more than 15,000, double the 7,500 customers installed at the end of the third quarter of 1999, and up more than 12 fold from the 1,176 customers installed at the end of 1998.

Teligent installed nearly 90,000 lines during the fourth quarter, more than double the 39,000 lines installed during the third quarter. The number of lines installed in the last three months of 1999 exceeded the total number of all lines installed during the company's previous history.

In 1999, Teligent also made significant progress in gaining access to buildings, with more than 7,500 building leases and options signed by the end of the year. That figure represents a 31 percent increase over the 5,765

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leases or options signed as of the end of the third quarter, and a 214 percent increase over the 2,389 buildings under lease or option at the end of 1998.

During 1999, Teligent grew to 2,822 employees, up from 2,625 at the end of the third quarter and up from 1,477 at the end of 1998.

At the end of 1999, Teligent had installed "last mile" broadband network equipment in more than 3,000 buildings. Of those, 2,500 buildings have passed Teligent's rigorous network certification procedure, and are officially "on-net." That total represents an 18 percent increase in "on-net" buildings from the third quarter, and a 13-fold increase from the end of 1998.

The number of "on-net" buildings with fixed wireless installations grew to more than 1,000, up nearly 900 percent from the end of 1998 and up 17 percent from the 915 wireless "on-net" buildings reported at the end of the third quarter.

Teligent's current domestic service territory encompasses more than 580 cities and towns with a combined population of more than 100 million. More than 80 of those cities have populations of 100,000 or more.

In an effort to extend the reach of Teligent's domestic network, reduce network costs and increase network efficiencies, Teligent recently agreed to make a strategic investment in ICG Communications, Inc. of Denver.

Under the terms of the agreement, Teligent will receive nearly three million shares of ICG stock in exchange for one million shares of Teligent common stock. The companies have signed a memorandum of understanding in which they agreed to seek ways to leverage their network capabilities.

On the international front, Teligent has put in place a number of partnerships that are expanding the company's reach overseas. They include:

 . A partnership in Germany with Mannesmann Arcor, the telecommunications subsidiary of industrial giant Mannesmann AG. By utilizing Teligent's German licenses in the 26 GHz band and Mannesmann Arcor's licenses in the 26 GHz and
  3.5 GHz band, the joint venture will have access to approximately one-third of the German population as well as Mannesmann Arcor's 4,200-mile fiber optic backbone.

 . A partnership in Hong Kong with HKNet, Co. Ltd., one of the largest Internet service providers in Hong Kong, and CCT Telecom Holdings, Ltd., an integrated communications company with operations in Hong Kong and China. The joint venture, HKNet-Teligent Co. Ltd. was awarded a market-wide spectrum license to offer communications services to businesses and residences. Among the partners in HKNet is Nippon Telegraph and Telephone of Japan, one of Teligent's earliest investors.

 . A partnership in France with LD COM, the telecommunications arm of the $20 billion Louis Dreyfus Group, and Artemis, a global investment holding company. One of France's best-known communications brands, LD COM has built a fiber backbone covering much of the country. The joint venture has applied for licenses in the 24.5 - 26.5 GHz band to serve businesses in the major French markets.

 . A partnership in Argentina with Telcom Ventures, a U.S. based wireless pioneer that has licenses to build fixed wireless networks in the 24-25 GHz band in Argentina's major markets, including Buenos Aires. The licenses cover approximately 60 percent of Argentina's businesses.

 . A partnership in Spain with competitive communications company Jazztel, which is building state-of-the-art backbone and local fiber optic networks in major markets throughout Spain. The Teligent-Jazztel partnership has applied for spectrum in the 26 GHz band.

                   About Teligent's local broadband networks

Teligent's local communications networks represent the marriage of the latest advances in high-frequency microwave technology with traditional broadband wireline equipment. The integration of these technologies enables Teligent to increase its local network efficiency and significantly lower network costs.

Teligent delivers fixed wireless services by installing small antennas on the roofs of customer buildings. When a

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customer makes a telephone call or accesses the Internet, the voice, data or video signals travel over the building's internal wiring to the rooftop antenna.

These signals are then digitized and transmitted to a "base station" antenna on another building, usually less than three miles away. Each base station antenna gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a broadband switching center.

At the switching center, ATM (Asynchronous Transfer Mode) switches and data routers distribute the traffic to other networks, such as public circuit-switched voice networks, packet-switched Internet and private data networks.

                                About Teligent

Based in Vienna, Va., Teligent, Inc. (NASDAQ: TGNT) is a global leader in broadband communications offering small and medium-sized business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave local networks in 40 major markets throughout the United States. The company is working with international partners to extend its reach into Europe, Asia and South America. Teligent's offerings of regulated services are subject to all applicable regulatory and tariff approvals.

For more information, visit the Teligent website at: www.teligent.com

Teligent and SmartWave are the exclusive service marks and trademarks of Teligent, Inc.

Except for any historical information, the matters discussed in this press release contain forward-looking statements that reflect the company's current views regarding future events. These forward-looking statements involve risks and uncertainties that could affect the company's growth, operations, markets, products and services. The company cannot be sure that any of its expectations will be realized. Factors that may cause actual results, performance or achievement to differ materially from those contemplated by its forward looking statements include, without limitation: 1) The negotiation and execution of the definitive agreements with respect to the company's international partnerships;
2) The receipt of all required approvals and consents from governmental authorities; 3) The success of the company and its partners in obtaining spectrum licenses in new markets; 4) The merger of Mannesmann AG and Vodafone Airtouch PLC; 5) The company's pace of entry into new markets; 6) The time and expense required to build the company's planned network and ISP infrastructure;
7) The impact of changes in tlecommunications laws and regulations; 8) General economic and competitive conditions; 9) Technological developments; 10) Other factors discussed in the company's filings with the Securities and Exchange Commission.

                                     * * *

Financial tables follow in the attachment

4Q-YE99 Earnings

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                                 TELIGENT, INC.
                      Consolidated Statements of Operations
(amounts in thousands, except per share, share amounts, and number of employees)


                                                     Three Months Ended                              Twelve Months Ended
                                         ------------------------------------------       -----------------------------------------
                                         December 31, 1999     December 31, 1998(1)       December 31, 1999    December 31, 1998(1)
                                         -----------------     --------------------       -----------------    --------------------
Revenues:
Communications services                      $     15,499           $        476               $     31,304         $        960

Costs and expenses:
Cost of services                                   71,902                 29,929                    207,358               79,920
Sales, general and administrative expenses         54,072                 48,114                    205,769              123,380
Stock-based and other noncash compensation          7,820                  8,023                     31,451               32,164
Depreciation and amortization expense              15,439                  7,151                     45,742               14,193
                                             ------------           ------------               ------------         ------------
       Total costs and expenses                   149,233                 93,218                    490,320              249,657
                                             ------------           ------------               ------------         ------------

Loss from operations                             (133,734)               (92,738)                  (459,016)            (248,697)

Interest income and other                           4,470                  7,077                     18,450               34,106
Interest expense                                  (24,424)               (19,570)                   (88,347)             (66,880)
                                             ------------           ------------               ------------         ------------

Net loss                                         (153,688)              (105,231)                  (528,913)            (281,471)
                                             ------------           ------------               ------------         ------------

Accrued preferred stock dividends
   and accretion of issuance costs                 (2,906)                    -                      (2,906)                  _
                                             ------------           ------------               ------------         ------------

Net loss applicable to
  common shareholders                        $   (156,594)          $   (105,231)              $   (531,819)        $   (281,471)
                                             ============           ============               ============         ============

Basic and diluted net loss per
   common share                              $      (2.89)          $      (2.00)              $      (9.95)        $      (5.35)
                                             ============           ============               ============         ============

Weighted average common shares
  outstanding                                  54,253,722             52,614,428                 53,422,806           52,596,573


Selected Financial and Other Data:

                                                     Three Months Ended                              Twelve Months Ended
                                         ------------------------------------------       -----------------------------------------
                                         December 31, 1999     December 31, 1998(1)       December 31, 1999    December 31, 1998(1)
                                         -----------------     --------------------       -----------------    --------------------

EBITDA (2)                                   $   (110,475)          $    (77,564)              $   (381,823)        $   (202,340)
Cash used in operations                           (86,602)               (78,955)                  (393,904)            (162,077)
Total capital expenditures                        124,393                 71,950                    262,123              183,098


                                         December 31, 1999     December 31, 1998(1)
                                         -----------------     --------------------
Cash and short-term investments              $    556,903           $    416,247
Total assets                                    1,131,843                763,434
Total stockholder's (deficit) equity             (441,917)                31,053

Number of employees                                 2,822                  1,477


(1) Certain amounts in prior year financial statements have been reclassified to conform to the current year's presentation.

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) excludes charges for stock-based and other non-cash compensation